November 13, 2017

Alexandre Scherer
Chief Executive Officer, Watford Insurance Company
Watford Holdings Ltd.
Waterloo House, 1st Floor
100 Pitts Bay Road, Pembroke HM 08
Bermuda

       Re: Watford Holdings Ltd
           Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted October 30, 2017
           CIK No: 0001601669

Dear Mr. Scherer:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS/A filed on 10/30/17

Summary
Insurance and Reinsurance, page 2

1. We note your response to comment 1, which we reissue. We do not object to your view that the fee sharing agreements are not material in amount, however we continue to believe that these agreements are material in significance. Please file the fee sharing agreements as exhibits to the registration statement as required by Item 601(b)(10) of
 Alexandre Scherer
FirstName LastNameAlexandre Scherer
Watford Holdings Ltd.
Comapany 13, 2017
November NameWatford Holdings Ltd.
June 16, 2017 Page 2
Page 2
FirstName LastName
          Regulation S-K. If you believe the agreements contain competitively sensitive information, you may submit an application for confidential treatment. Risk Factors
We are subject to the risk of possibly being deemed an investment company...., page 68

2. We note your response to comment 7 in our letter dated July 26, 2017. Please expand your analysis to tell us how Watford Re is "not operated for the purpose of evading the provisions of the Act," in accordance with Rule 3a-6(b)(3)(iii) under the Investment
         Company Act of 1940.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
95

3. We reviewed your response to comment 2 and the disclosures added in response thereto and believe that these discussions are useful in understanding your results of operations.
         Please address the following:
           It appears that much of the information that was redacted from your response as to the hardening and softening of the respective markets is the type of information that would need to be disclosed so that the reader can understand your activities and your current understanding of the future for these markets. Please revise to include this information in your document.
           As part of this information and in the context of your disclosures on pages 10 and
            158, tell us and revise your disclosure to clarify if your bar graph is meant to indicate that all investments purchased from "net assets" in the blue bar are from underwriting float proceeds in the context of your "hybrid, total return approach" discussed on page
            11.
           As part of your response, tell us whether you have or expect to invest any proceeds in the noninvestment grade portfolio apart from the amounts invested from insurance float and the amounts invested from borrowings. If so, separately quantify such amounts.
           Revise your MD&A to include a discussion of the underwriting market cycles experienced during the periods presented and how they affected your operations.
           Confirm in your response that you will update the MD&A in your future filings to address any significant changes to the balance between your underwriting and investing activities in your "hybrid, total return approach," providing quantification where possible. To the extent you did not actively modify the balance between your the underwriting and investing activities in your "hybrid, total return approach"
            during one or more periods presented, revise to disclose that fact. Tell us why the borrowing ratios presented on page 158 do not recompute for the
            third and fourth quarters of 2015 as well as the first, second, and third quarters of
            2016.
 Alexandre Scherer
Watford Holdings Ltd.
November 13, 2017
Page 3
Certain relationships and related party transactions, page 198

4. Please reconcile your disclosure on page 201 that besides the fee sharing agreements, there is no formal contract or other arrangement governing the relationship or activities between Arch and HPS in relation to your operations with the statement on page 201 that any amendments to the underwriting guidelines require the written consent of Arch and
       HPS, and on page 8 that any modification of your investment guidelines requires the consent of both HPS and Arch.
Notes to the Consolidated Financial Statements
4. Segment Information, page F-42

5. We are considering your response to prior comments 4 and 5. In that context, please tell us whether you or HPS separately track specific investments that were made using
       "borrowings to purchase investments" as depicted in the bar graph on pages 10 and 158.
       To the extent they are tracked separately, tell us what investment return information is available for the investments purchased from borrowing proceeds and what consideration you gave to disclosing such information separately.

       You may contact Keira Nakada at 202-551-3659 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Erin Jaskot at 202-551-3442 with any other questions.

FirstName LastNameAlexandre Scherer                          Division of
Corporation Finance
Comapany NameWatford Holdings Ltd.                           Office of
Healthcare & Insurance
June 16, 2017 Page 3
cc: Gary Boss, Esq.
FirstName LastName